ESSENSE WATER, INC.
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                               3638 N Rancho Dr.
                              Las Vegas, NV 89130
                       Tel (509)995-2433/Fax: (509) 448-4956

June 1, 2012

U.S. Securities and Exchange Commission
Mr. Jay Williamson
Washington, DC 20549

Re: Essense Water, Inc.
    Response to Comments Letter dated May 17, 2012
    And Request for Acceleration of Effective Date of Registration Statement File Number: 333-180978

Dear Mr. Williamson:

Thank you for your review of the Company's Form S-1, as filed by us on April 26, 2012 and your related response dated May 17, 2012.

The Company has made what it feels are the appropriate changes to our documents in response to the comments set forth by you in your response.

With respect to your comment No. 2, the Company filed the related post-effective amendment on May 22, 2012.

The other various changes to documents as set forth in your comments No. 1 and 3, including the related interactive data, were submitted yesterday via the EDGAR-filing website.

We trust that these changes and related filings will adequately address the comments as set forth in your letter dated May 17, 2012.

This letter shall further serve as the request of Essense Water, Inc., pursuant to Rules 460 and 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, June 6, 2012, 4:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

 * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Kevin Nichols
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    Kevin Nichols, President, Chairman, and CEO